Exhibit 99.2

IMV INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR OF
IMV INC.

May 11, 2021

130 Eileen Stubbs Avenue	Tel (902) 492-1819
Suite 19	Fax (902) 492-0888
Dartmouth, Nova Scotia	Web: http://www.imv-inc.com/
B3B 2C4

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 am ET (12:00 pm AT), on June 18, 2021, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2020 and the report of the auditor thereon;
2.	electing directors for the ensuing year;
3.	appointing the auditor and authorizing the directors to fix its remuneration;
4.

adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated May 11, 2021 (the “Circular”), approving amendments to the stock option plan of the Corporation to convert it from a “fixed” plan to a “rolling” plan, as further described in the Circular;

5.	transacting such other business as may properly be brought before the Meeting.

Due to the unprecedented impact of the Covid-19 pandemic, IMV is adhering to current government direction and advice by electing to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://web.lumiagm.com/287944040 All Shareholders will have an equal opportunity to participate to the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, May 11, 2021

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the form of proxy provided and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

TABLE OF CONTENTS

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
Registered Owners	2
Non-Registered Owners	5
GENERAL MATTERS	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	7
BUSINESS TO BE TRANSACTED AT THE MEETING	8
Presentation of the Financial Statements	8
Election of Directors	8
Appointment of Auditor	12
Amendments to the Stock Option Plan	13
DIRECTOR COMPENSATION	14
Retainer and Share-Based Remuneration	14
Director Compensation	14
Director Compensation Table	15
Outstanding Share-Based Awards and Option-Based Awards	15
Incentive Plan Awards - Value Vested or Earned during the year ended December 31, 2020	16
Options Exercised during the Year	16
COMPENSATION DISCUSSION AND ANALYSIS	16
Compensation philosophy	16
Members of Compensation Committee	16
Role of Compensation Committee	17
Benchmarking17
Named Executive Officers	19
Components of Executive Compensation	19
Option-based awards	22
PERFORMANCE GRAPH	23
SUMMARY COMPENSATION TABLE	24
INCENTIVE PLAN AWARDS	25
Outstanding Equity Awards	25
Value vested or earned during the year of incentive plan awards	26
PENSION PLAN BENEFITS	26
TERMINATION AND CHANGE OF CONTROL BENEFITS	26
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	27
Securities issuable under equity compensation plans as a percentage of outstanding Shares	27
Annual Burn Rate	28
Stock Option Plan	28
Deferred Share Unit Plan	30
INFORMATION ON THE AUDIT COMMITTEE	32
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	32
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
MANAGEMENT CONTRACTS	32
CORPORATE GOVERNANCE PRACTICES	32
Board of Directors	32
RECEIPT OF SHAREHOLDER PROPOSALS FOR 2022 ANNUAL MEETING	37
ADDITIONAL INFORMATION	37
APPROVAL OF THE CIRCULAR	37
SCHEDULE “A” SHAREHOLDERS’ RESOLUTION	A-1

2

SCHEDULE “B” MANDATE OF THE BOARD OF DIRECTORS	B-1

IMV INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of IMV Inc. (the “Corporation”, “we,” “our” and “us,” as the context requires) (and of voting instructions in the case of non-registered owners of Shares) to be used at the annual meeting of shareholders of the Corporation (the “Shareholders”) to be held on June 18, 2021 at 11:00 am ET and at all adjournments, thereof (the “Meeting”). Registered Shareholders (as defined in this Circular) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/287944040 where they can participate, vote, or submit questions during the meeting’s live webcast. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited in writing or on the phone by our employees. The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of our management. The total cost of the solicitation of proxies will be borne by us.

As permitted by Canadian securities regulators, the Corporation is using notice-and-access to deliver this Circular, the management’s discussion and analysis and the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2020 (collectively, the “Meeting Materials”) to Shareholders, as permitted by the

Canadian securities regulatory authorities. This means that the meeting materials are being posted online for Shareholders to access rather than being mailed out. Notice-and-access gives Shareholders more choice, substantially reduces the Corporation’s printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

Shareholders will still receive a form of proxy or a voting information form in the mail so they can vote their Shares, but, instead of receiving a paper copy of the Meeting Materials, Shareholders will receive a notice with information about how they can access the meeting materials electronically and how to request a paper copy (together with the form of proxy or voting information form, as applicable, the “Notice Package”). The Meeting Materials are available at www.envisionreports.com/IMV2021, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Notice Package is being sent to both registered and non-registered owners of the securities. The Corporation shall send directly to the non-objecting beneficial owners of Shares the Notice Package. The Corporation shall send indirectly the Notice Package to the objecting beneficial owners of Shares and shall reimburse brokers and other persons holding Shares on their behalf or on behalf of nominees, for reasonable costs incurred in sending the Notice Package to the objecting beneficial owners. Accordingly, if you are a non-registered owner, and the Corporation or its agent has sent the Notice Package directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send the Notice Package to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering the Notice Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

The information contained in this Circular is given as at May 11, 2021, except where otherwise noted.

The Corporation has retained Laurel Hill Advisory Group as its proxy solicitation agent to assist it in communicating with Shareholders in connection with the Meeting. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of $30,000 and will be reimbursed for its reasonable out-of-pocket expenses. If you have any questions regarding the Meeting, or if you require assistance with voting, you may contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in Canada and the United States (“U.S.”)) or 1-416-304-0211 (other countries) or by email at assistance@laurelhill.com.

Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/287944040.

Registered Owners

Shareholders whose name appears on the registry of shareholders maintained by Computershare Investor Services Inc. (“Computershare”), the Corporation’s transfer agent (the “Registered Shareholders”) and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

  Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “imv2021”.

  Duly appointed proxyholders - Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “imv2021”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Owners (as defined in this Circular under the heading “Non-Registered Owners”) who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the online Meeting.

Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

log onto the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the Proxy included in the Notice Package for the holder’s account number and the proxy access number; or

(b)

complete, date and sign the form of proxy included in the Notice Package and return it to Computershare, by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(c)

use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the form of proxy included in the Notice Package for the toll free number, the holder’s account number and the form of proxy access number.

Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV by June 16, 2021, at 11:00 am ET and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Participating at the Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 11:00 am ET on June 18, 2021.

  Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/287944040 prior to the start of the Meeting to login, click on “I have a login” and enter your 15-digit control number or Username along with the password “imv2021”. Non-Registered Owners who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

  Non-Registered Owners who wish to attend the Meeting and who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the Meeting however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Owners” for an explanation of why certain Shareholders may not receive a form of proxy.

Should a Non-Registered Owner wish to vote at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the Non-Registered Owner), the Non-Registered Owner should strike out the names of the persons named in the voting instruction form or form of proxy, as applicable, and insert the Non-Registered Owner’s or such other person’s name in the blank space provided.

In either case, Non-Registered Owners should carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

  Registering the proxyholder is an additional step once a Non-Registered Owner has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Non-Registered Owners MUST visit https://www.computershare.com/IMV by June 16, 2021 at 11:00 am ET and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email.

  United States Non-Registered holders: To attend and vote at the virtual Meeting, United States Non- Registered holders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting (see details under the heading “Appointment of Proxies”). They must follow the instructions from their broker or bank included with the Meeting Materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, United States Non-Registered holders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

  Computershare
  100 University Avenue
  8th Floor
  Toronto, Ontario
  M5J 2Y1

  OR

  Email at USLegalProxy@computershare.com

  Requests for registration must be labeled as “Legal Proxy” and be received no later than June 16, 2021 by 11:00 am ET. United States Beneficial holders will receive a confirmation of their registration by email after the Corporation receives their registration materials. United States Beneficial holders may attend the Meeting and vote their shares at https://web.lumiagm.com/287944040 during the Meeting. Please note that United States Non-Registered holders are required to register their appointment at www.computershare.com/IMV.

  If Shareholders are using a 15-digit control number to login to the online Meeting and accept the terms and conditions, they will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If Shareholders have already voted by proxy and vote again during the online ballot during the Meeting, such Shareholders’ online vote during the Meeting will revoke their previously submitted proxies. If Shareholders have already voted by proxy and do not wish to revoke their previously submitted proxy, they must NOT vote again during the online ballot.

  If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Voting at the Meeting

A Registered Shareholder, or a Non-Registered Owner who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/287944040 prior to the start of the Meeting. In order to vote, Non-Registered Owners who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/IMV after submitting their voting instruction form in order to receive a Username (please see the information under the heading “Appointment of Proxies” below for details) by June 16, 2021 at 11:00 am ET.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the form of proxy included in the Notice Package. The individuals named in the form of proxy are representatives of our management and are directors and officers of the Corporation. You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. To be valid, proxies must be deposited with the Corporation either by using the return envelope provided or by faxing the proxy to IMV Inc., c/o Computershare Investor Services Inc., Facsimile: (902) 420-2764 not later than 11:00 am ET on June 16, 2021 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV by June 16, 2021, at 11:00 am ET. and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Without a Username, proxyholders will not be able to vote at the online Meeting.

Revocation

If you have submitted a proxy and later wish to revoke it you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(b)

depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at our registered office at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 at any time up to the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting;

(c)

electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received: (i) at our registered office at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) by the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(d)	following any other procedure that is permitted by law.

If Shareholders are using a 15-digit control number to login to the online Meeting and accept the terms and conditions, they will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If Shareholders have already voted by proxy and vote again during the online ballot during the Meeting, such Shareholders’ online vote during the Meeting will revoke their previously submitted proxies. If Shareholders have already voted by proxy and do not wish to revoke their previously submitted proxy, they must NOT vote again during the online ballot.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the form of proxy included in the Notice Package, or any other person you may have appointed, will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of any direction, your Shares will be voted by the management representatives IN FAVOUR of the election of each director, IN FAVOUR of the appointment of the auditor and IN FAVOUR of the resolution approving amendments to the stock option plan of the Corporation.

The management representatives designated in the form of proxy included in the Notice Package have discretionary authority with respect to amendments to or variations of matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, our management knows of no such amendments, variations or other matters.

Non-Registered Owners

If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a “Non-Registered Owner”. There are two kinds of Non-Registered Owners: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a Non-Registered Owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this Circular and the 2020 financial statements of the Corporation (collectively, the “Meeting Materials”) to the intermediaries for onward distribution to Non-Registered Owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a Non-Registered Owner and have not waived your right to receive Meeting Materials, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive. Additionally, the Corporation may utilize Broadridge’s QuickVoteTM service to assist Non-Registered Owners that are NOBOs with voting their Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Intermediaries are required to forward the Meeting Materials to Non-Registered Owners unless a Non-Registered Owner has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Owners. Generally, Non-Registered Owners who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Owner and returned to the intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Owners and asks Non-Registered Owners to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example) Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed form of proxy accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for this form of proxy to validly constitute a voting instruction form, the Non-Registered Owner must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company; or

(b) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Owner but which is otherwise not completed by the intermediary. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Owner when submitting the proxy. In this case, the Non-Registered Owner who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Owners to direct the voting of the Shares they beneficially own. Should a Non-Registered Owner who receives one of the above forms wish to vote at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the Non-Registered Owner), the Non-Registered Owner should strike out the names of the persons named in the voting instruction form or form of proxy, as applicable, and insert the Non-Registered Owner’s or such other person’s name in the blank space provided. In either case, Non-Registered Owners should carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

In all cases, Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IMV by June 16, 2021, at 11:00 am ET. and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email .

Without a Username, proxyholders will not be able to vote at the online Meeting.

Shareholder Questions

If you have any questions and / or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP
North American Toll- Free Number: 1-877-452-7184
Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

GENERAL MATTERS

References in this Circular to “dollars”, “C$” or “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of May 7, 2021, the Corporation had 67,795,933Shares issued and outstanding, being the only class of securities of the Corporation entitled to be voted at the Meeting. Each holder of Shares of record at the close of business on May 7, 2021, the record date established for notice of the Meeting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

As at May 7, 2021, to the knowledge of our directors and officers, the following person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting shares of the Corporation.

Name and place of business	Number of shares held	Percentage
Ruffer LLP London, United Kingdom	7,453,399	10.99%

BUSINESS TO BE TRANSACTED AT THE MEETING

If you are a Shareholder and have any questions or require more information with regard to voting your Shares, please contact the Corporation’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free in Canada and the U.S.) or 1-416-304-0211 (other countries) or by email at assistance@laurelhill.com.

Presentation of the Financial Statements

The financial statements of the Corporation, for the year ended December 31, 2020 and the auditor’s report thereon, will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

Election of Directors

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors (the “Majority Voting Policy”). The form of proxy included in the Notice Package enables Shareholders to vote in favour of, or to withhold their vote, separately for each director nominee. The voting results will be publicly disclosed promptly after the Meeting through a voting results report filed on the SEDAR website at www.sedar.com.

The Majority Voting Policy provides that, in an uncontested election, if a director nominee is not elected by at least a majority (50% +1 vote) of the votes cast by Shareholders with respect to his election, the director nominee will be considered by the Board not to have received the support of the Shareholders and such nominee must immediately submit his resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration.

Within 90 days following the applicable meeting of the Shareholders, the Board will determine whether to accept or reject the director resignation offer that has been submitted, on the recommendation of the Governance Committee, and will promptly publicly disclose its decision via a press release. A director who so tenders his or her resignation will not participate in any discussion or action of the Governance Committee or of the Board with respect to the decision to accept his or her resignation. In cases where the Board determines to reject the resignation, the reasons for its decision will also be disclosed. Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Board is expected to accept the resignation of said applicable director. If a resignation is accepted, the Board may appoint a new director to fill any vacancy or may reduce the size of the Board.

Director Nominees

The articles of the Corporation provide that the Board of Directors of the Corporation (the “Board”) shall consist of a minimum of one director and a maximum of 15 directors.

At the Meeting, management of the Corporation will propose that the Board be constituted of eight directors, all of whom to be elected annually.

The following table and the notes thereto state the names and places of residence of all persons proposed to be nominated for election as directors of the Corporation, the positions they hold with the Corporation, their principal occupations or employments during the past five years, the year such persons began to serve as directors of the Corporation and the number of Shares beneficially owned or over which control or direction is exercised by each of them as at May 11, 2021. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause. Upon successful election of all director nominees at the Meeting, it is expected that each members of the committees of the Board as noted below will continue in their respective roles after the Meeting.

Unless authority to vote is withheld, the persons named in the form of proxy included in the Notice Package intend to vote IN FAVOUR of the election of each of the eight nominees whose names are set forth hereafter.

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation during Past Five Years	Director Since	Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(5)
Andrew Sheldon(1) (5) (6) (Quebec, Quebec, Canada)	Chair of the Board and Director	Chairman of Quebec International (economic development agency) Former Chief Executive Officer of Medicago Inc (biotech company)	April 14, 2016	101,474
Michael Bailey(2) (3) (5) (6) (Boston, Massachusetts, U.S.)	Director	President and Chief Executive Officer and Board member of AVEO Pharmaceuticals, Inc. (oncology-focused biopharmaceutical company)	July 20, 2020	-
Julia P. Gregory(2) (5)	Director	Chair and CEO of Isometry Advisors Inc. (management and financial consultants) Former CEO of ContraFect Corporation Former CEO of FivePrime Therapeutics (biotech companies)	June 7, 2018	-
Michael Kalos (Philadelphia, Pennsylvania, U.S.)	Director	Independent Consultant and Advisor at Next Pillar Consulting, LLC (consulting firm) Former Executive Vice President and Head of Research and Development at ArsenalBio (synthetic biology-based cell therapy company) Former Vice President of The Janssen Pharmaceutical Companies of Johnson & Johnson (pharmaceutical companies) Former Chief Scientific Officer, Cancer Immunobiology of Eli Lilly and Company (pharmaceutical company)	May 11, 2021	-
Kyle Kuvalanka(3) (5) (Boston, Massachusetts, U.S)	Director	Chief Financial Officer and Chief Operating Officer of Goldfinch Bio Inc. (biopharmaceutical company)	April 1, 2021	-
Frederic Ors (Quebec, Quebec, Canada)	Chief Executive Officer and Director	Chief Executive Officer of IMV Inc.	April 14, 2016	301,469(8)
Shermaine Tilley(2) (4) (5) (Toronto, Ontario, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 8, 2016	-
Markus Warmuth(4) (6) (Boston, Massachusetts, U.S.)	Director	Venture Partner at Versant Ventures (healthcare venture capital firm) Chief Executive Officer at Monte Rosa Therapeutics (biotechnology company) Former Entrepreneur-in-residence at Third Rock Ventures (healthcare venture firm) Former President and Chief Executive Officer of H3 Biomedicine, Inc. (biopharmaceutical company)	November 6, 2018	-
(1)	Mr. Sheldon is a non-voting member of the Compensation Committee, the Governance Committee and the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Governance Committee.
(5)	Member of the Finance Committee
(6)	Member of the Clinical Committee
(7)	The information as to the number of Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been furnished by each director individually as of May 11, 2021.
(8)	Includes 16,562 Shares beneficially owned by Nicole Bechtold.

Mr. James W. Hall, who was first elected as director of the Corporation on February 22, 2010, is not standing for re -election at the Meeting. He is currently Chair of the Audit Committee.

As at May 11, 2021, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over an aggregate of 553,524 Shares of the Corporation representing 0.82% of the outstanding Shares.

Biographies

Andrew (Andy) Sheldon, Chair of the Board and Director

Mr. Sheldon has thirty years of experience in the pharmaceutical industry and was named CEO of the Year by the Vaccine Industry Excellence awards at the World Vaccine Congress in April 2012. He is the chairman of Québec International and was formerly President and Chief Executive Officer of Medicago Inc. Before joining Medicago Inc. in 2003, Mr. Sheldon served as Vice President, Sales and Marketing, of Shire Biologics and as General Manager of Rhône Merieux Canada. Mr. Sheldon has a Bachelors degree in agricultural sciences from the Université Laval,

Québec City, and a bachelor’s of science degree with honors in biological sciences from the University of East Anglia, in Norwich, England.

Michael Bailey, Director

Mr. Bailey has more than 25 years of experience in the pharmaceutical industry. He currently is President, Chief Executive Officer and Board member of AVEO Pharmaceuticals, Inc. (doing business as AVEO Oncology) which he joined in 2010 as Chief Commercial Officer, subsequently serving Chief Business Officer and then President and Chief Executive Officer. He previously held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. Mr. Bailey holds an MBA in International Marketing from the Mendoza College of Business at University of Notre Dame and a B.Sc. in Psychology from St. Lawrence University.

Julia P. Gregory, Director

Ms. Gregory is a seasoned biotechnology executive with a proven track record for successfully growing, capitalizing and repositioning private and public biotechnology companies. She is well-versed in corporate governance and SEC issues and has extensive experience in recruiting outstanding management teams. As a biotechnology executive, she has raised more than $1.5 billion for biotechnology companies across all types of business cycles and structured creative strategic alliances and transactions for them with pharmaceutical companies including GlaxoSmithKline, Bristol-Myers Squibb Company, Takeda Pharmaceutical Company, Ltd., Genentech, Inc. (now Roche) and Human Genome Sciences (now GSK). She was CEO and Board member of ContraFect (Nasdaq: CFRX), which focused on new biologics as an alternative to antibiotics. Prior to ContraFect, she was CEO and Board member of FivePrime Therapeutics, recently sold to Amgen,, which discovered and developed innovative protein and antibody therapeutics in the fields of oncology and immunology. She was the EVP Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. (Nasdaq: LXRX) during its $220 million initial public offering and was involved in the creation of Lexicon’s $500 million private equity investment plan. In addition to her deep experience in the biopharmaceutical industry, Ms. Gregory has twenty years of investment banking experience, starting at Dillon, Read & Co., Inc. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. Ms. Gregory has also served on the Board of Directors at The Global TB Alliance for Drug Development and the Institute for the Study of Aging, the Lauder Family private foundation for Alzheimers. She was formerly the Executive Chair of Cavion, Inc. (sold to Jazz Pharmaceuticals), Director of Kuur Therapeutics (sold to Athenex), and currently is a Director at Iconic Therapeutics, Freeline Therapeutics Ltd (Nasdaq: FRLN), Nurix Therapeutics, Inc. ( Nasdaq: NRIX) and Biohaven Pharmaceutical Holding Company Ltd. (NYSE: BHVN). Ms. Gregory attained a Masters of Business Administration from The Wharton School of The University of Pennsylvania and her B.A. in International Affairs from George Washington University’s Elliott School of

International Affairs where she was elected to Phi Beta Kappa.

Dr. Michael Kalos, Director

Dr. Kalos is an internationally recognized expert in T cell therapy and immunotherapy, and brings over 25 years of experience and expertise in cell therapy, oncology vaccines, and immunooncology. Dr. Kalos recently served as Executive Vice President and Head of Research & Development at ArsenalBio, a synthetic biology-based cell therapy start-up. At ArsenalBio, Dr. Kalos led development of research and development and product development strategy for the company’s first product. Prior to ArsenalBio, Dr. Kalos served as Vice President of Immunooncology and Oncology Cell Therapies at Janssen, the pharmaceutical companies of Johnson & Johnson, where he led corporate internal and external strategy and efforts in cell therapy, neoantigen vaccines, and immunooncology. Prior to Janssen, Dr. Kalos served as Chief Scientific Officer of immunooncology at Eli Lilly and Company, where he established and led internal and external corporate strategy in immunooncology, including biologics, bi-specifics, vaccines, and cell therapy. Prior to joining the biopharmaceutical sector, Dr. Kalos spent 10 years in academia, where he focused on the development of integrated translational biomarker programs to support the development of cell therapy and immunotherapy programs. The laboratory he founded and directed at the University of Pennsylvania played a key role in the success of the cell therapy program at Penn, including clinical development of the CTL109 program that was licensed to Novartis and led to the approval of Kymriah. Dr. Kalos obtained his Ph.D. from the University of Minnesota, and completed post-doctoral training in the laboratory of Phil Greenberg at the Fred Hutchinson Cancer Research Center. Dr. Kalos has co-authored over 85 peer-reviewed manuscripts, including multiple highly cited articles in high-impact journals that have helped define the space of CAR- and TCR- based T cell therapy, as well as book chapters in the field of cancer immunotherapy, and has 26 issued patents in the field of cell therapy, immunotherapy, and vaccines. He actively serves and has served as an advisory member for internal immunotherapy consortia and societies as well as biopharmaceutical companies.

Kyle Kuvalanka, Director

Mr. Kuvalanka brings over 20 years of experience as a senior leader in the biopharmaceutical industry. Currently, Mr. Kuvalanka serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company. Prior to joining Goldfinch Bio, Mr. Kuvalanka advised private biopharmaceutical and portfolio companies of venture capital firms, including Third Rock Ventures, on their corporate and financial strategies and helped to build several investor syndicates. Previously, he served as Chief Operating Officer and Principal Financial and Accounting Officer at Syros Pharmaceuticals (Nasdaq: SYRS) and Chief Business Officer and Principal Financial and Accounting Officer at Blueprint Medicines (Nasdaq; BPMC). In these roles, Mr. Kuvalanka helped to transition the companies from early-stage start-ups to publicly traded, clinical-stage organizations. In particular, he built the business and finance functions, led the execution of several financings, including the companies’ initial public offerings, and led the negotiations of the companies’ early strategic collaborations. Earlier in his career, Mr. Kuvalanka worked in roles of increasing responsibility over twelve years at Millennium: The Takeda Oncology Company, including as Vice President of Business Development and Corporate Strategy. He holds an MBA from the Wharton School of the University of Pennsylvania, and a BA with Honors from Wesleyan University.

Frederic Ors, Chief Executive Officer and Director

Mr. Ors has served as our Chief Executive Officer since April 2016. He brings over 19 years of experience in the biopharmaceutical industry, having served in a number of management roles encompassing business development, intellectual property, strategic planning, pre-marketing and communication. Before joining IMV, Mr. Ors spent 14 years at Medicago Inc. serving in many roles of increasing responsibility and most recently as Vice President of Business development and Strategic Planning. He also has served as second Vice-Chair of the Vaccine Industry Committee of Biotech Canada for five years between 2012 and 2016. Prior to Medicago Inc., he was licensing manager at the University Paris VII-Denis Diderot, one of the largest science and medical university in France. He has a B.Sc. degree in Biology and a Master degree in Management from the University of Angers (France).

Dr. Shermaine Tilley, Director

Dr. Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (“PHRI”), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the NIH Small

Business Innovation Research (“SBIR”) program in immunology and infectious disease for 10 years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, an MBA from the University of Toronto, and is a member of the CFA Society of Toronto. She currently sits on the boards of Phemonic Al, Phemi, TIAP (formerly MaRS Innovation) and BIOTECanada.

Dr. Markus Warmuth, Director

As a long-time advocate for industry collaboration and data-driven drug discovery, Dr. Warmuth brings over 20 years of immuno-oncology and precision medicine drug development expertise to IMV. He currently is a venture partner of Versant Ventures and the chief executive officer of Monte Rosa Therapeutics. He previously served as an Entrepreneur in Residence at Third Rock Ventures, where he played an integral role in the venture capital firm’s formation of new anti-cancer biotech companies. Prior to his role at Third Rock, Dr. Warmuth spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of genomics-based precision oncology treatments. Dr. Warmuth has also previously served in multiple roles at the Novartis Institute for Biomedical Research (NIBR) and the Genomics Institute of the Novartis Research Foundation (GNF), including as the Director of Kinase Biology, Head of Oncology Pharmacology. He earned his MD from Ludwig Maximilian University in Munich, Germany.

Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed directors of the Corporation is, as of the date hereof, or within 10 years before the date hereof, has been:

(e)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(f)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(g)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, none of the proposed directors of the Corporation has been subject to:

(h)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(i)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

At the Meeting, the Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders. The Board, upon the advice of the Audit Committee, recommends that PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, be appointed as auditor of the Corporation. The appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting. PricewaterhouseCoopers LLP were first appointed auditor of the Corporation in 2003.

Unless authority to vote is withheld, the persons named in the form of proxy included in the Notice Package intend to vote IN FAVOUR of retaining PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, as auditor of the Corporation to hold office until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to determine the auditor’s remuneration.

Amendments to the Stock Option Plan

Equity incentives are a critical form of compensation for the Corporation, as they enable it to attract and retain top talent, align pay with both corporate performance and shareholder interests and support and sustain the organic growth of the Corporation and its employee base. As of December 31, 2020, the number of Shares reserved for issuance under the Corporation’s stock option plan (the “Stock Option Plan”) was 4,600,000 (representing approximately 6.86% of the issued and outstanding Shares at that date), of which only 827,499 remained available for grant.

After a comprehensive review of stock option granting practices of industry peers and a forecast of future equity incentive requirements of the Corporation, taking into account, among other things, the Corporation’s growth strategy, it was determined that the Stock Option Plan of the Corporation should be amended so as to convert it from a “fixed plan” to a “rolling plan”, whereby the maximum number of Shares which may be reserved and set aside for issuance under such plan would be changed from a fixed maximum of 4,600,000 Shares (in the aggregate) to a maximum aggregate number of Shares equal to 9% of common shares issued and outstanding from time to time, on a non-diluted basis. Accordingly, on May 11, 2021, the Board approved, subject to Shareholder approval, certain amendments (the “Amendments”) to the Stock Option Plan. Under the Stock Option Plan, as amended, the number of awards available for grant thereunder will increase as the number of issued and outstanding Shares increases from time to time, including as a result of the issuance of Shares upon exercise of awards granted under the Stock Option Plan. Similarly, should an outstanding award under the Stock Option Plan, as amended, expire or be terminated, surrendered or cancelled for any reason without having been exercised, or if Shares acquired pursuant to an award subject to forfeiture are forfeited, the Shares covered by such award, if any, will continue to be available for issuance under the Stock Option Plan.

The summary of the material provisions of the Stock Option Plan on page 28 of this Circular includes the proposed Amendments which are put forward for approval and have been conditionally approved by the Toronto Stock Exchange (“TSX”). The full text of the Stock Option Plan, as amended, can be found on the Corporation’s website at www.imv-inc.com.

The Amendments include (i) changing the number of Shares available for issuance under the Stock Option Plan and any other previously established or proposed securities based compensation arrangement of the Corporation from a “fixed” number to 9% of the issued and outstanding Shares from time to time (a “rolling” plan), and (ii) clarifying that grants made under the Stock Option Plan are subject to recovery pursuant to the Corporation’s “Policy on recovery of incentive compensation” (the “Clawback Policy”).

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, pass a resolution approving the Amendment described in item (i) above, in the form annexed hereto as Schedule “A” (the “Stock Option Plan Resolution”). Pursuant to the requirements of the TSX, the Stock Option Plan Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting. The Amendment described in item (ii) above does not require approval of the Shareholders as the current amendment provisions of the Stock Option Plan allow for amendments respecting the administration of the Stock Option Plan and amendments of a “housekeeping” nature for the purpose of curing ambiguities in the Stock Option Plan to be made without shareholder approval.

The rules of the TSX require that, if a listed issuer has security based compensation plans that do not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer approve and reaffirm the unallocated options, rights or entitlements under such plans every three years. Accordingly, if the Stock Option Plan Resolution is approved, the Corporation will be required to obtain shareholder approval of all unallocated options under the Stock Option Plan every three years. If the Stock Option Plan Resolution is not approved at the Meeting, the Amendments will not become effective and the maximum number of Shares available for issuance under the Stock Option Plan will remain at 4,600,000 Shares.

The Board has concluded that the Amendments are in the best interest of the Corporation and its Shareholders. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Stock Option Plan Resolution.

Unless instructed otherwise, the persons named in the form of proxy included in the Notice Package intend to vote IN FAVOUR of the Stock Option Plan Resolution. The Stock Option Plan Resolution must be adopted by a majority of votes cast by the Shareholders present or represented by proxy and entitled to vote at the Meeting.

DIRECTOR COMPENSATION

Retainer and Share-Based Remuneration

The Compensation Committee oversees non-executive directors’ compensation and determines, from time to time, the respective value of the annual retainer and deferred share units (“DSUs”) grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

In November 2019, the Compensation Committee mandated Aon Consulting, Inc., through its subdivision Radford (“Radford”), to assist the Compensation Committee in reviewing the Directors’ total compensation.

The review performed by Radford used data sourced from the most recent public proxy filings of the peer group of companied listed under the heading “Benchmarking”.

Radford reviewed detailed competitive assessment with regard to the following:

  Cash Compensation

  Equity Compensation

  Vesting Features.

Radford’s findings included the following:

(a)	IMV’s average total direct compensation (all retainers and equity compensation) aligns with the market 25th percentile

(b)	IMV’s average annual cash compensation leads the market 75th percentile

(c)	IMV’s average annual equity compensation is positioned below the market 25th percentile.

The Compensation Committee reviewed the findings of the Radford’s study and decided not to adjust the compensation of the Board for 2020. Effective January 1, 2021, the annual grant of DSUs to a non-executive director was increased to US$52,000 and the initial grant to a non-executive director was increased to $104,000. There was no change to the amount of the annual grant of DSUs to the Chair of the Board.

Director Compensation

All annual and initial DSU grants, as well as annual retainers paid to non-executive directors for the year ended December 31, 2020 are described below:

ANNUAL RETAINERS - Board	US$
Chair of the Board	$75,000
All other Directors	$43,750
ANNUAL RETAINERS - Committees/Members and Chairs

Chair of Audit Committee:	$15,000
Other Committee Chairs:	$12,500
Audit Committee Member:	$7,500
Committee Member:	$6,250
DSUs - Initial and Annual ($ Value)
Annual grant to the Chair of the Board	$75,000
Annual grant to a non-executive director	$43,750
Initial grant to a non-executive director	$65,625

Non-Executive Directors can elect to receive their annual retainers in the form of deferred share units (“DSUs”) at their discretion.

Director Compensation Table

Annual retainers and share-based awards were earned by the members of the Board who are not employees or officers of the Corporation on the following basis during the year ended December 31, 2020. Dr. Shermaine Tilley has elected not to receive compensation as a result of the policies of CTI Life Sciences Fund and this explains her absence from the tables related to Director’s compensation.

	Fees		Share-based
Name	Earned	Option-based Awards	Awards(1)(2)	All other Compensation	Total
	$	$	$	$	$
Michael Bailey(3)	-	-	114,600(5)	-	26,800
Julia P. Gregory	66,700	-	67,100	-	133,800
James W. Hall	-	-	138,300	-	138,300
Wayne Pisano	72,100	-	72,500	-	144,600
Albert Scardino(4)	19,600	-	-	-	19,600
Andrew Sheldon	100,600	-	101,100	-	201,700
Shermaine Tilley	-	-	-	-	-
Markus Warmuth	62,900	-	63,200	-	126,100
(1)	DSUs vest immediately on the date of their grant.
(2)	The fair value of the DSUs awarded is obtained by multiplying the number of DSUs awarded by the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the award date (the “VWAP”).
(3)	Michael Bailey joined the board effective July 20, 2020.
(4)	Albert Scardino resigned from the board effective February 28, 2020.
(5)	Includes 14,169 DSUs with a grant date fair value of $87,800 that vest over 3 years (1/3 each year)

Outstanding Share-Based Awards and Option-Based Awards

The following table presents details of all outstanding option-based awards and share-based awards to the Board as at December 31, 2020.

	Share-based Awards
Name	Number of shares or units of	Market or payout value of share-	Market or payout value of vested
	shares that have not vested	based awards that have not	share-based awards not paid out or
	(#)	vested	distributed
		($)	($)
Michael Bailey	14,169	55,100	47,500
Julia P. Gregory	3,409	13,300	181,000
James W. Hall	N/A	N/A	475,800
Wayne Pisano	N/A	N/A	315,600
Andrew Sheldon	N/A	N/A	405,000
Markus Warmuth	3,885	15,100	162,000

Incentive Plan Awards - Value Vested or Earned during the year ended December 31, 2020

The table below presents the value vested during the year ended December 31, 2020 of all awards to the Directors of the Corporation and the value earned during the year ended December 31, 2020 for awards to the Directors of the Corporation under non-equity incentive plans.

Name	Option-Based Awards - Value	Share-Based Awards - Value	Non-equity Incentive Plan
	Vested During 2020	Vested During 2020	Compensation - Value Earned
	($)	($)	during 2020
Michael Bailey	-	26,800	-
Julia P. Gregory	-	78,900	-
James W. Hall	-	138,300	-
Wayne Pisano	-	72,500	-
Albert Scardino	-	-	-
Andrew Sheldon	-	101,100	-
Shermaine Tilley	-	-	-
Markus Warmuth	-	76,600	-

Options Exercised during the Year

The table below presents the options exercised by Directors during the year ended December 31, 2020.

Name	Number of options exercised	Option Exercise Price ($)	Market Value Upon Exercise ($)
Wayne Pisano	15,625	2.112	5.62

COMPENSATION DISCUSSION AND ANALYSIS

Compensation philosophy

The Corporation’s executive compensation program is based on the philosophy that in order to enhance long -term shareholder value, a strong and motivated leadership team must exist whose interests are aligned with the

Corporation’s strategic goals.

To build and retain a high performing leadership team, the Corporation needs to be competitive with other comparable clinical-stage biotechnology companies. To enable the Corporation to attract and retain talent, compensation must balance fixed and variable components including strong base salaries along with both long- and short-term incentives that are tied to objective performance goals. The intent is to reward executives for demonstrated leadership and the achievement of strategic goals. By having these components of compensation in place, the executive leaders will focus on attaining the corporate performance goals, thereby creating success for the Corporation and creating value for our Shareholders.

Members of Compensation Committee

The members of the Compensation Committee are currently Julia P. Gregory (Chair), Michael Bailey, Dr. Shermaine Tilley and Mr. Andrew Sheldon, who attends the meetings of the Compensation Committee as a non-voting member. Ms. Gregory, Mr. Bailey and Dr. Tilley are all independent.

The education and related experience (as applicable) of each current Compensation Committee member is described below:

Julia P. Gregory - Julia P. Gregory is a seasoned biotechnology executive with a proven track record for successfully growing, capitalizing and repositioning private and public biotechnology companies. She attained a Masters of Business Administration from The Wharton School of The University of Pennsylvania and her B.A. in International Affairs from George Washington University’s Elliott School of International Affairs where she was elected to Phi Beta Kappa.

Shermaine Tilley - Dr. Tilley is and has been a director for multiple public and private companies. She holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, an MBA from the University of Toronto, and is a member of the CFA Society of Toronto.

Michael Bailey - Mr. Bailey has held a variety of leadership roles across numerous biotech and pharmaceutical companies and is currently the Chief Executive Officer and Board member of ACEO Pharmaceuticals. He holds an MBA in International Marketing from the Mendoza College of Business at the University of Notre Dame and a B.Sc. in Psychology from St. Lawrence University.

Role of Compensation Committee

The Compensation Committee has been assigned the responsibility of reviewing the remuneration package for the Chief Executive Officer, the Chief Financial Officer, and other senior executives and to recommend changes, if any, to the Board. In making its recommendations, the Compensation Committee considers each individual’s performance and remuneration and incentives paid to senior executives of comparable companies. The Compensation Committee also seeks the views of the members of the senior executive team, when reviewing compensation for other executive officers. It is also the responsibility of the Compensation Committee to review any proposals concerning the Corporation’s incentive stock option plan and deferred share unit plan, including grant proposals for approval by the Board.

The Compensation Committee evaluates all executive compensation policies and programs with a view to confirming that the policies and programs do not drive behaviors that would result in inappropriate or excessive risk taking, and that the Corporation’s compensation policies and practices do not result in identified risks that are likely to have a material effect on the Corporation. This evaluation process which focuses on five areas: 1) strategic / operational risk; 2) compliance risk; 3) reputational risk; 4) talent risk; and 5) financial / economic risk. Risks are assessed and considered on both an individual element basis and in totality.

The Corporation’s remuneration package is designed to attract, retain and reward highly qualified individuals and motivate them to achieve performance objectives aligned with the Corporation’s vision and strategic direction and consistent with Shareholders value creation. The Corporation’s goal is to provide market competitive remuneration consistent with responsibility level, experience and performance. In addition, the Compensation Committee also takes into consideration the current financial position of the Corporation, the corporate objectives and evaluation of how these objectives were or were not met, and individual performance when determining annual compensation levels.

Benchmarking

At the end of 2019, the Compensation Committee retained the services of Radford to perform a benchmark analysis with respect to the Corporation’s executive compensation program.

Radford is hired directly by the Compensation Committee and does not receive other mandates from the Corporation unless said Committee gives its prior consent.

The following table presents the fees paid by the Corporation to Radford:

	2020	2019
Radford

Executive compensation-related fees	US$30,350	US$17,500(1)
Other fees	N/A	N/A
(1)	Includes fees for the identification of a peer group of companies as well as executives and directors’ compensation advisory services.

Named Executive Officers - Compensation Comparator Group

In order to perform its analysis, Radford assessed IMV’s executive compensation against the following named peer companies (“Peer Group”) approved by the Compensation Committee.

Company	Stage of Development	Therapeutic focus	30 Days average Market Cap in ($ USD M)(1)
Agenus	Phase 2 (Market Collaboration)	Immuno-Oncology	$517.5
Aldeyra Therapeutics	Phase 3	Immunotherapy	$152.8
Calithera Biosciences	Phase 2	Immuno-Oncology	$362.2
Cellular Biomedicine Group	Phase 2b	Immuno-Oncology/Cell Therapy	$326.8
CEL-SCI	Phase 3	Immuno-Oncology	$522.1
CytomX Therapeutics	Phase 1/2	Immuno-Oncology	$337.2
Evelo Biosciences	Phase 2a	Immunotherapy	$179.2
Exicure	Phase 2	Immuno-Oncology	$209.4
Five Prime Therapeutics	Phase 1b (Phase 3 Collaboration)	Oncology	$179.0
Forty Seven	Phase 2	Immuno-Oncology	$2,042.9
Gritstone Oncology	Phase 1/2	Immuno-Oncology	$342.0
ImmunoGen	Phase 3	Immuno-Oncology	$877.6
Jounce Therapeutics	Phase 2	Immuno-Oncology	$207.5
KalVista Pharmaceuticals	Phase 2	Orphan	$282.0
Marker Therapeutics	Phase 2	Immuno-Oncology	$128.9
resTORbio	Phase 1b/2a (Setback)	Immunotherapy	$50.9
Syndax Pharmaceuticals	Phase 3	Immuno-Oncology	$264.2
Syros Pharmaceuticals	Phase 2	Gene Therapy - Diverse	$314.6
(1)	As of February 21, 2020

In addition to the proxy data, Radford gathered competitive market data from the Radford Global Life Sciences Survey:

  To arrive at competitive market compensation, market data collected from the Peer Group and from the broader cut of the Radford survey was blended equally to form a survey composite and combined with Peer Proxy data where available;

  Radford gathered market data at the 25th, 50th, and 75th percentiles for all pay elements;

  All cash compensation data was aged to February 1, 2020 by a 3.0% annual update factor (merit only); and

  Radford assessed IMV’s current compensation against the following market pay elements:

    Base salary

    Target total cash compensation (base salary + target short term incentive opportunity)

    Long-term incentives

      Annual stock option Black-Scholes value + full-value share face value

    Target total direct compensation (target total cash compensation + long-term incentives).

Radford’s findings included the following:

  IMV’s target total direct compensation to the executive team is positioned below the market 25th percentile;

  IMV’s current target total cash opportunities are positioned below the market 25th percentile; and

    IMV’s executives’ grant as a percent of company fall below the market 25th percentile at the time of grant.

  The Compensation Committee reviewed the findings of Radford’s study and decided not to adjust the compensation of the Named Executives Officers (as defined below) at this time.

  Named Executive Officers

  Applicable securities regulations require that the Corporation give details of the compensation paid to the Corporation’s “Named Executive Officers” who are defined as follows:

(a)	the Chief Executive Officer of the Corporation;

(b)	the Chief Financial Officer of the Corporation;

(c)

  each of the three most highly compensated executive officers of the Corporation, or the three mostly highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

  each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

  Based on the above criteria, the Corporation has determined the Named Executive Officers to be the Chief Executive Officer, the Chief Financial Officer, the Chief Medical Officer, the Chief Business Officer and the former Senior Vice President, Business Development.

  Components of Executive Compensation

  The Corporation’s executive compensation philosophy is supported by the following four elements of our executive compensation program for the Named Executive Officers:

  Fixed components:

1.	Base salary
2.	Employee benefits program and other perquisites.

  Variable components:

3.	Short-term incentive opportunity
4.	Long-term incentive and retention program.

  Each component of the executive compensation program is defined and discussed below.

  Base salary

  A competitive base salary serves to attract and retain strong leadership. The base salary for an executive is determined through the evaluation of the responsibilities of the position, the executive’s relevant experience, past and current performance, as well as through evaluation of market compensation levels for the role. Individual salaries are adjusted annually based on the individual’s competencies and through evaluation of the Corporation’s results.

  Employee benefits program and other perquisites

  The Corporation’s employee benefits program includes health, dental, vision, life and disability components and is designed to provide a level of protection to all employees, including executive officers, and their families in the event of death, illness, or disability.

  In terms of perquisites, the Corporation’s RRSP matching program is open to all employees, including executives, and allows for Corporation matching of up to 5% of the employee’s base salary per year. The Corporation also sponsors up to 50% of the cost of fitness memberships for all employees to a maximum of $300.

  Short-term incentive opportunity

  The Corporation believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

  The annual incentive program for the Named Executive Officers is based on their performance as a team against corporate objectives approved by the Board. Bonuses are paid in full following awards approved by the Board, at its full discretion, based on recommendation of the Committee. The target for annual incentive compensation for Named Executives has been established as a percentage of their respective base salary as shown in the table, the Board retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted.

  The annual incentive is calculated as a percentage of the salary as shown in the following table:

Named Executive Officers(1)	Maximum annual incentive in percentage of the salary	Corporate objectives
Frederic Ors	50%	100%
Pierre Labbé	40%	100%
Joanne Schindler	40%	100%
Andrew Hall(2)	35%	100%
(1)	Joseph Sullivan resigned effective May 29, 2020.
(2)	Andrew Hall joined as Chief Business Officer effective November 9, 2020. No objectives were set for Mr. Hall for the year ended December 31, 2020.

  As part of its duties and responsibilities and in conjunction with year-end assessments, the Compensation Committee will review the realization of the Corporation’s objectives and meet with management to discuss and consider each element contained in the corporate objectives. The Compensation Committee also meets in private to discuss this matter.

  The Corporation’s 2020 annual key objectives (the “2020 Key Objectives”) were grouped under four general goals including (i) Financial, (ii) Scientific/Clinical, (iii) Business Development/Partnering, and (iv) Human Resources. The following specific objectives were underlying 2020 Key Objectives:

	Objectives			Attainment
Financial	1.	Have cash for 18 months at year-end	20%	65%	13%
	2.	Develop US Institutional ownership to 10%	10%	120%	12%
		TOTAL	30%		25%
Scientific / Clinical	1.	Obtain FDA input on and submit IND for a phase 2 trial in DLBCL	20%	80%	16%
	2.	Complete go/no-go decision for 4 out of 5 cohorts by end of year in the solid tumor basket trial including stage 1 enrollment for all indications (5%)	5%	80%	4%
	3.	Obtain clinical results for COVID-19 vaccine candidate (safety and immunogenicity)	20%	25%	5%
		TOTAL	45%		25%
Business Development / Partnering	1.	Obtain government financing for development of COVID-19 vaccine candidate	15%	100%	15%
	2.	Execute first phase of launch plan for DLBCL	5%	75%	3.75%
		TOTAL	20%		18.75%
Human Resources	1.	Develop total rewards program integrating benchmarking, succession/retention plan and equal pay for equal work to support 90% retention rate	2.5%	100%	2.5%
	2.	Implement corporate policy and training recommendations to support market readiness	2.5%	100%	2.5%
		TOTAL	5%		5%
GRAND TOTAL					73.75%
INCREASE BASED ON THE HIRING OF A NEW CBO, IDENTIFICATION OF POTENTIAL BIOMARKER					1.25%
ATTAINMENT FOR BONUS CALCULATION					75%

  The Compensation Committee then reviewed the annual incentive award recommendation prepared by the Chief Executive Officer for all Named Executive Officers (except for himself) that is based on the proportional attainment of the Corporate Objectives. The Compensation Committee also assessed the Chief Executive Officer’s performance for 2020 and, further to such review the Compensation Committee, provided a recommendation to the Board. The Board reviewed and discussed the recommendation of the Compensation Committee for the Named Executive Officers and for the Chief Executive Officer and approved the following payment of the annual incentive award to the Named Executive Officers and the Chief Executive Officer:

	Annual incentive
	approved as a	Attainment of the
Named Executive Officers	percentage of Base	Corporate Objectives
	Salary	(%)	Total
			($)
Frederic Ors	50%	75%	206,300
Pierre Labbé	40%	75%	120,000
Joanne Schindler	40%	75%	152,800(1)
(1)	Dr. Schindler’s compensation is paid in US dollars and converted for disclosure purposes based on the Bank of Canada exchange rate on December 31, 2020, being US$1.00 = C$1.2732.

  Long-term incentive and retention program

  Stock option grants are part of the long-term incentive and retention program and serve to motivate and encourage executives and employees to deliver performance that increases the value of the Corporation through growth of the share price over the long term. All stock option grants are approved by the Board through its Compensation Committee. The process for issuing stock option grants is in line with the short-term incentive program described above. Previous grants of stock options are taken into account when considering new grants. The Stock Option Plan provides for the issuance of options to the Corporation’s Directors and employees (and for the purposes of the Stock Option Plan, an “employee” includes a person who provides services to the Corporation). See “Securities Authorized for Issuance Under Equity Compensation Plans” on page 27 of this Circular for a summary of the material provisions of the Stock Option Plan.

  Named Executive Officers or Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or Director.

  Under the Clawback Policy adopted March 21, 2019, which applies to annual compensation and long-term incentive compensation awarded to the Corporation’s executive officers, the Board may, in its sole discretion, to the fullest extent permitted by law and to the extent it determines it is in the best interests of the Corporation to do so, recover from an executive officer compensation paid, including in instances where (i) the amount of incentive compensation was calculated based on, or contingent on, achieving (a) certain financial results that are subsequently the subject of or affected by a restatement of all, or a portion of, the Corporation’s financial statements of (b) publicly disclosed scientific results that are subsequently determined to be inaccurate in any respect that would have a material adverse effect on the business of the Corporation; (ii) an executive officer is involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and (c) the incentive compensation payment received would have been lower had the financial results or other information been properly reported.

  Option-based awards

  Option-based awards are granted in accordance with the terms set out in the above section “Long-term incentive and retention program”.

  PERFORMANCE GRAPH

  The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on December 31, 2015 with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Capped Health Care Index (including the reinvestment of dividends) for the five most current completed financial years.

  Executive officers’ compensation is not based primarily on the performance of the Shares and, as such, executive officers’ compensation may not be directly correlated to the performance of the Corporation’s Shares. In addition to market performance, Named Executive Officers’ compensation is based on a number of non-market driven factors.

  Although one of the main focuses of the Corporation is to create shareholder value, and the Corporation believes such value has been reflected by an increase in share price in the last few years, share price performance alone cannot be taken into account to draw appropriate conclusions with respect to the executive officers’ compensation. Nonetheless, a portion of the Named Executive Officers’ aggregate compensation, as shown on the Summary Compensation Table, is composed of stock options. Accordingly, a portion of the value of long-term compensation for the Named Executive Officers is dependent on the trading prices for the Shares. Therefore, the actual level of these individuals’ compensation is linked, to a certain degree, to the performance of the Shares.

  SUMMARY COMPENSATION TABLE

  The following table provides a summary of compensation earned during the three most recently completed financial years ended December 31, 2020, 2019 and 2018, by the Named Executive Officers:

Name and principal position	Financial Period Ended	Salary ($)	Option based awards ($)(1) (3)	Non-equity incentive plan compensation ($)		All other compensation ($) (4)	Total compensation ($)
				Annuale incentive plans	Long-term incentive plans
Frederic Ors	Dec 31, 2018	450,000	689,063	180,000	Nil	16,830	1,335,893
Chief Executive Officer	Dec 31, 2019	500,000	350,625	175,000	Nil	12,638	1,038,263
	Dec 31, 2020	550,000	288,750	206,300	Nil	15,423	1,060,473
Pierre Labbé	Dec 31, 2018	320,000	459,375	89,600	Nil	13,894	882,869
Chief Financial Officer	Dec 31, 2019	365,000	233,750	89,400	Nil	14,690	702,840
	Dec 31, 2020	400,000	192,500	120,000	Nil	14,869	727,369
Joanne Schindler(2)(5)	Dec 31, 2018	-	-	-	Nil	-	-
Chief Medical Officer	Dec 31, 2019	69,935	203,000	-	Nil	1,703	274,638
	Dec 31, 2020	509,300	-	152,800	Nil	12,821	674,901
Andrew Hall(2) (7)	Dec 31, 2018	-	-	-	Nil	-	-
Chief Business Officer	Dec 31, 2019	-	-	-	Nil	-	-
	Dec 31, 2020	51,400	294,000	-	Nil	-	345,400
Joe Sullivan(5) (6)	Dec 31, 2018	339,788	306,406	83,982	Nil	13,766	743,943
Former Senior VP	Dec 31, 2019	363,664	40,392	63,641	Nil	32,151	499,848
Business Development	Dec 31, 2020	155,500	37,268	-	Nil	8,813	201,581
(1)	Options may be exercised as follows: 1/3 each six-month period following their grant; 1/3 each year following their grant, or 1/3 immediately and 1/3 one year following their grant and final 1/3 two years following their grant; or all immediately.
(2)	Dr. Joanne Schindler joined as Chief Medical Officer effective November 4, 2019.
(3)	The fair value of the stock options granted annually is obtained by multiplying the number of options granted by their value established according to the Black- Scholes model. This value is the same as the fair book value established in accordance with International Financial Reporting Standards and accounting for the following assumptions:

	$3.08	$2.94
Risk-free rate:	2%	2%
Dividend yield	0	0
Closing Price at Grant Date:	$5.98	$4.10
Volatility:	66%	79%
Expected lifetime:	4.18	4.18
Fair value per option:	$3.08	$2.94
(4)	Included in all other compensation is the Corporation’s RRSP matching program and other taxable benefits.
(5)	Compensation for Dr. Schindler, Mr. Hall and Mr. Sullivan is paid in US dollars and converted for disclosure purposes based on the Bank of Canada exchange rate on December 31, 2020, being US$1.00 = C$1.2732.
(6)	Joe Sullivan resigned effective May 29, 2020.
(7)	Andrew Hall joined as Chief Business Officer effective November 9, 2020.

  Mr. Ors has a written employment agreement pursuant to which he is entitled to receive an annual salary of $605,000 effective January 1, 2021, as compensation for his services as Chief Executive Officer of the Corporation. Mr. Ors is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Ors’ employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

  Mr. Labbé has a written employment agreement pursuant to which he is entitled to receive an annual salary of $440,000 effective January 1, 2021, as compensation for his services as Chief Financial Officer of the Corporation. Mr. Labbé is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Labbé’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

  Dr. Schindler has a written employment agreement pursuant to which she is entitled to receive an annual salary of US$420,000, effective January 1, 2021 as compensation for her services as Chief Medical Officer of the Corporation. Dr. Schindler is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Dr. Schindler’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of her employment and during the 12-month period following the date her employment is terminated.

  Mr. Hall has a written employment agreement pursuant to which he is entitled to receive an annual salary of US$350,000 effective November 9, 2020, as compensation for his services as Chief Business Officer of the Corporation. Mr. Hall is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Hall’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

  INCENTIVE PLAN AWARDS

  Outstanding Equity Awards

  A summary of all outstanding option-based and share-based awards as at December 31, 2020 for the Named Executive Officers is included in the following table.

	Option-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Frederic Ors Chief Executive Officer	125,000	1.984	8/29/2021	238,250
	62,500	2.400	1/19/2022	93,125
	187,500	6.400	3/21/2023	-
	93,750	7.390	1/15/2024	-
	93,750	5.980	1/30/2025	-
Pierre Labbé Chief Financial Officer	125,000	2.400	1/31/2022	186,250
	125,000	6.400	3/21/2023	-
	62,500	7.390	1/15/2024	-
	62,500	5.980	1/30/2025	-
Joanne Schindler Chief Medical Officer	100,000	3.950	11/7/2024	-
Andrew Hall Chief Business Officer	100,000	5.020	11/11/2025	-
(1)	The value of unexercised in-the-money options at financial year end is the difference between the closing price of the common shares on December 31, 2020 ($3.89) on the TSX and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received of the options had been exercised as at December 31, 2020 since some of these options were not fully vested as of that date and, therefore, were not exercisable.

  Value vested or earned during the year of incentive plan awards

  The table below presents the value vested during the year ended December 31, 2020 of all awards to the Named Executive Officers.

Name	Option-Based Awards - Value vested during the year $	Share-Based Awards - Value vested during the year $	Non-equity Incentive Plan Compensation - Value Earned during the year $
Frederic Ors Chief Executive Officer	209,900	N/A	-
Pierre Labbé Chief Financial Officer	139,900	N/A	-
Joanne Schindler Chief Medical Officer	136,500	N/A	-
Andrew Hall(1) Chief Business Officer	-	N/A	-
Joe Sullivan (2) Former Senior Vice President, Business Development	-	N/A	-
(1)	Andrew Hall joined as Chief Business Officer effective November 9, 2020.
(2)	Joseph Sullivan resigned effective May 29, 2020.

  PENSION PLAN BENEFITS

  The Corporation does not have a pension plan benefit. The Corporation’s RRSP matching program in favour of its

  Named Executive Officers is included as all other compensation in the previous summary compensation table.

  TERMINATION AND CHANGE OF CONTROL BENEFITS

  All of the Named Executive Officers have entered into employment contracts with the Corporation for an undetermined period. In the case of resignation, retirement or termination of employment with cause, every Named Executive Officer contract provides there will be no severance payment made. However, the Named Executive Officers would be entitled to any vacation due.

  The actual amounts that a Named Executive Officer would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides the number of months of salary and corresponding value that the Named Executive Officers that were employed by the Corporation at the end of the financial year would have received if the termination had occurred on December 31, 2020:

	Frederic Ors Chief Executive Officer		Pierre Labbé Chief Financial Officer		Joanne Schindler Chief Medical Officer(1)		Andrew Hall Chief Business Officer(1)
Event	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)
Termination without cause	12 months salary plus immediate vesting of all stock options granted	635,600	9 months salary plus employee benefits for the next 9 months and immediate vesting of all stock options granted	330,975	9 months salary plus employee benefits for the next 9 months and immediate vesting of all stock options granted	430,300	9 months salary plus employee benefits for the next 7 months and immediate vesting of all stock options granted	351,200

	Frederic Ors Chief Executive Officer		Pierre Labbé Chief Financial Officer		Joanne Schindler Chief Medical Officer(1)		Andrew Hall Chief Business Officer(1)
Event	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)	Number of months	Value ($)
Termination with cause	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Change of control	24 months salary plus benefits and immediate vesting of all stock options granted	1,271,100	12 months salary plus benefits and immediate vesting of all stock options granted	441,300	12 months salary plus benefits and immediate vesting of all stock options granted	573,700	12 months salary plus benefits and immediate vesting of all stock options granted	468,200
(1)	Compensation for Dr. Schindler and Mr. Hall is paid in US dollars and converted for disclosure purposes based on the Bank of Canada exchange rate on December 31, 2020, being US$1.00 = C$1.2732.

  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

  The following table summarizes equity securities that have been issued and are available for issuance under the Stock Option Plan and DSU Plan as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	1,940,766	$4.863	1,260,086
Equity compensation plans not approved by securityholders(2)	125,000	$2.400	N/A
Total	2,065,766	$4.414	1,260,086
(1)	Includes the Stock Option Plan and the DSU Plan.
(2)	Represents Shares issuable upon exercise of employee inducement options granted to Mr. Pierre Labbé when he joined the Corporation as Chief Financial Officer.

  Securities issuable under equity compensation plans as a percentage of outstanding Shares

  The following table provides information on the securities issuable under the Stock Option Plan and DSU Plan, expressed as a number and as a percentage of the Shares as of December 31, 2020:

Equity Compensation Plan		Maximum number of securities issuable under the plan	Total number of securities awarded and outstanding under the plan	Total number of securities available for grant under the plan
Stock Option Plan	Number	2,338,735	1,511,236	827,499
	Percentage of outstanding Shares(1)	3.49%	2.25%	1.23%
DSU Plan	Number	862,117	429,530	432,587

Percentage of outstanding Shares(1)	1.28%	0.64%	0.64%
(1)	As of December 31, 2020, there were 67,093,547 Shares issued and outstanding.

  Annual Burn Rate

  The following table provides the annual burn rate associated with the Stock Option Plan and DSU Plan for each of the Corporation’s three most recent fiscal years:

Equity Compensation Plan	Fiscal year	Number of securities granted under the plan(1)	Weighted average number of securities outstanding(2)	Annual burn rate(3)
Stock Option Plan	2020	395,850	60,305,264	0.66%
	2019	343,100	49,653,578	0.69%
	2018	619,505	43,776,951	1.42%
DSU Plan	2020	147,671	60,305,264	0.24%
	2019	137,361	49,653,578	0.28%
	2018	97,072	43,766,951	0.22%
(1)	Corresponds to the number of securities granted under the plan in the applicable fiscal year.
(2)	The weighted average number of securities outstanding during the period corresponds to the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor.
(3)	The annual burn rate percent corresponds to the number of securities granted under the plan divided by the weighted average number of securities outstanding.

  Stock Option Plan

  The following is a summary of the main provisions of the Stock Option Plan, and presumes the adoption of the Amendments to the stock Option Plan discussed under “Business of the Meeting - Amendments to the Stock Option Plan”. The full text of the Stock Option Plan, as amended, can be found on the Corporation’s website at www.imv-inc.com.

  Further to the Amendments, the maximum number of Shares that can be issued upon the exercise of options granted under the Stock Option Plan and any other security-based compensation plan of the Corporation will be equal to 9% of the number of issued and outstanding Shares from time to time. Any Shares subject to an option which has been granted under the Stock Option Plan that expires or terminates without having been fully exercised may be subject of a further option under the Stock Option Plan.

  The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) cannot exceed 10% of the issued and outstanding Shares and the number of Shares issued to insiders of the Corporation, within any one year period, under the Stock Option Plan and any other security based compensation arrangement cannot exceed 10% of the issued and outstanding Shares.

  The Board may grant options to directors, officers, employees, consultants of the Corporation and, if applicable, its subsidiaries and holding companies of such persons.

  No Options may be granted under the Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all non-employee directors under the

  Option Plan and all other security-based compensation arrangements of the Corporation exceeding 1% of the total number of Shares then issued and outstanding; (ii) the aggregate value of Options granted to the non-employee directors during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of Options and, in the case of security-based compensation arrangements that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit and provided further that the foregoing limitations shall not apply to one-time initial grants to a new director who would be a non-employee director upon joining the Board as compensation for serving on the Board.

  The exercise price of the options is determined by the Board at the time of the grant of an option, but cannot be lower than the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the day on which the stock option is granted.

  If approved by the Board, in lieu of paying the exercise price in cash for the Shares that may be issued pursuant to the exercise of stock options, a participant may elect to acquire the number of Shares determined by subtracting the exercise price from the VWAP, multiplying the difference by the number of Shares in respect of which the stock option was otherwise being exercised and then dividing that product by such VWAP. In such event, the number of Shares as so determined (and not the number of Shares to be issued under the stock option) will be deemed to be issued under the Stock Option Plan and all the stock options surrendered will be cancelled.

  At the time of grant, the Board, at its discretion, may set a vesting schedule, that is, one or more dates from which an option may be exercised in whole or in part. The maximum period during which an option may be exercised is ten years from the date on which it is granted, however, at its discretion, the Board has the right to set a shorter period of time during which an option is exercisable. If the expiry date of an option should occur during or within 10 business days after the last day of any period during which a policy of the Corporation prevents a holder of options from trading in the Shares or in any other securities of the Corporation or exercising or converting any exercisable or convertible securities of the Corporation, the expiry date for the option will be the last day of such 10 business day period.

  All benefits, rights and stock options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall be non-transferable and non-assignable unless specifically provided in the Stock Option Plan.

  In the event of the death or permanent disability of an option holder, any stock option previously granted to an option holder shall be exercisable until the earlier of (i) the end of its term or (ii) the expiration of 12 months after the date of death or permanent disability of such option holder.

  If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) for any reason other than being dismissed from his office or employment for cause, death or permanent disability, their stock options will terminate at 6:00 p.m. (Halifax time) on the earlier of (i) the end of its term or (ii) 90 days after the date such option holder ceases to hold be a director, officer, employee or consultant of the Corporation as the case may be. During this period, an option holder may exercise their stock option to the extent they were entitled to at the date of such cessation. Options that had not vested on the date of such cessation shall be immediately cancelled.

  If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) as a result of being dismissed from their office or employment for cause or an option holder’s contract as a consultant being terminated before its normal termination date for cause, their options shall immediately be cancelled and may not be exercised as of the termination or dismissal date.

  The number of Shares subject to the Stock Option Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any stock option granted prior to such event without any change in the total price applicable to the unexercised portion of the stock option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the stock option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the stock options outstanding under the Stock Option Plan and to prevent any dilution or enlargement of the same.

  Notwithstanding any other provision in the Stock Option Plan, in the event of a proposed Change of Control (as defined in the Stock Option Plan), the Board may, as deemed necessary or equitable by the Board in its sole discretion and subject to regulatory approvals, as applicable, determine the manner in which all unexercised stock options granted under the Stock Option Plan will be treated including, for example, accelerating the vesting of the stock options, accelerating the expiry of the term of the stock options and accelerating the time for the fulfillment of any conditions or restrictions on such exercise.

  The Board may make the following types of amendments to the Stock Option Plan without seeking the approval of the shareholders of the Corporation: (i) amendments of a “housekeeping” nature; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for stock options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting the administration of the Stock Option Plan; (v) any amendment to the vesting provisions of the Stock Option Plan; (vi) amend any term of any outstanding stock option (including, without limitation, the exercise price, vesting and expiry of the stock option), provided that, (A) if the amendments would reduce the exercise price or extend the expiry date of stock options, other than as authorized pursuant to the Stock Option Plan, approval of the disinterested shareholders of the Corporation must be obtained; and (B) the Board would have had the authority to initially grant the stock option under the terms as so amended; (vii) any amendment to the early termination provisions of the Stock Option Plan or any stock option, whether or not such stock option is held by an insider of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (viii) any amendment to the termination provisions of the Stock Option Plan or any stock option, provided any such amendment does not entail an extension of the expiry date of such stock option beyond its original expiry date; (ix) the addition or modification of a cashless exercise feature, payable in cash or in securities, which provides for a full or partial deduction of the number of underlying Shares from the Stock Option Plan reserve; (x) amendments necessary to suspend or terminate the Stock Option Plan; and (xi) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

  However, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Stock Option Plan for any of the following purposes: (i) to increase the maximum number of shares that may be issued pursuant to options granted under the Stock Option Plan; (ii) to reduce the exercise price; (iii) to extend the expiry date of Options; (iv) to broaden the definition of “participant” to the Stock Option Plan; (v) to increase the maximum number of shares issuable to insiders a under the Stock Option Plan; (vi) to permit transfers or assignment to any person not currently permitted under the Stock Option Plan; (vii) to increase the value of Options granted or to remove or increase the percentage limit relating to Shares issuable, in each case, to non-executive directors; or (viii) to amend the provisions of Section 19(c) of the Stock Option Plan that are described in this paragraph.

  Deferred Share Unit Plan

  The following is a summary of the main provisions of the DSU Plan. The full text of the DSU Plan can be found on the Corporation’s website at www.imv-inc.com.

  The maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of DSUs granted under the DSU Plan is 968,750 Shares. The 968,750 Shares reserved for issuance under the DSU Plan represent 1.43% of the total issued and outstanding Shares as of May 11, 2021.

  The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the DSU Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares; and, the number of Shares issued from treasury to insiders of the Corporation within a one year period, under the DSU Plan and any other security based compensation arrangement of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares. The DSU Plan does not provide for a maximum number of Shares which may be issued to an individual pursuant to the redemption of DSUs.

  Any Director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries (a “Non-Executive Director”) is eligible to be credited with DSUs under the DSU Plan.

  At the time of their appointment, each Non-Executive Director shall receive DSUs corresponding to 100% of the cash value of initial compensation for new Directors then in effect as part of the compensation plan of Directors of the Corporation. Each year thereafter, a Non-Executive Director may elect to receive up to 100% of his or her annual Fees, but not less than 50% of his or her Fees, in the form of DSUs with the balance to be paid in cash. The Corporation will grant, in respect of each Non-Executive Director, that number of DSUs as is determined by dividing the amount of Fees that, but for an election, would have been paid to the Non-Executive Director, by the VWAP per Share for the five trading days immediately preceding the award date (the “Fair Market Value”), and will credit the Non-Executive Director’s account with such DSUs. Only cash compensation that would otherwise be paid to Non-Executive Directors is eligible to be paid out in DSUs on a value-for-value exchange, and the DSU Plan prohibits discretionary grants.

  DSUs will vest immediately upon being credited to a Non-Executive Director’s account. DSUs credited to the Non-Executive Director’s account may only be redeemed in the event of the cessation of a Non-Executive Director’s directorship for any reason, including such person’s death (the “Termination”). Each DSU is equivalent in value to a Share.

  Upon redemption, the Corporation will issue to the person a number of Shares from treasury equal to the number of DSUs credited in the account, less the number of Shares that results by dividing the aggregate amount of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”) by the Fair Market Value as of the date of redemption. Instead of issuing Shares from treasury, the Corporation may elect, in its sole discretion, to pay the person an amount of money determined by multiplying the number of DSUs credited in the account by the Fair Market Value as of the date of redemption, net of any Applicable Withholding Taxes, upon redemption.

  The rights of a Non-Executive Director pursuant to the terms of the DSU Plan are non-assignable or alienable by him or her either by pledge, assignment or in any other manner, and after his or her lifetime will enure to the benefit of and be binding upon the Non-Executive Director’s estate. the rights and obligations of the Corporation under the DSU Plan may be assigned by the Corporation to a successor in the business of the Corporation.

  The number of Deferred Share Units standing to the credit of an Account will also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance will be conclusively determined by the Board in its sole discretion, subject to acceptance by the TSX, if applicable.

  The Board may, at any time, amend or revise the terms of the DSU Plan subject to the receipt of all necessary regulatory and Shareholders approvals, provided that no such amendment or revision will alter the terms of any Deferred Share Unit granted under the DSU Plan prior to such amendment or revision.

  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the DSU Plan without seeking the approval of the Shareholders: (i) amendments to the definition of “Participant” or the eligibility requirements for participating in the DSU Plan, where such amendments would not have the potential of broadening or increasing insider participation; (ii) amendments to the manner in which Non-Executive Directors may elect to participate in the DSU Plan; (iii) amendments to the provisions of the DSU Plan relating to the redemption of DSUs and the dates for the redemption of the same, provided that no amendment will accelerate the redemption of a Non-Executive Director’s DSUs prior to the earlier of his or her Termination, subject to obtaining the required regulatory approvals; (iv) amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (v) amendments necessary to comply with the provisions of applicable laws and the requirements of the TSX; (vi) amendments respecting the administration of the DSU Plan; (vii) amendments to the vesting provisions of the DSU Plan; (viii) amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the DSU Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada); (ix) amendments necessary to suspend or terminate the DSU Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

  Notwithstanding the provisions of foregoing paragraph, the Board may not, without the approval of the Shareholders, make amendments to the DSU Plan for any of the following purposes: (i) to increase the maximum number of Shares that may be issued from treasury under the DSU Plan; (ii) to increase the maximum number of Shares that may be issued to insiders of the Corporation during any twelve-month period; and (iii) to amend the amendment provisions set forth in the DSU Plan.

  INFORMATION ON THE AUDIT COMMITTEE

  Disclosure with respect to the composition of the Corporation’s Audit Committee, the Mandate of the Audit Committee and other disclosure required to be made under National Instrument 52-110 - Audit Committees is contained in the Corporation’s Annual Information Form filed on March 17, 2021 under the Corporation’s profile on the SEDAR website at www.sedar.com.

  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

  As of May 11, 2021, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation.

  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

  To the Corporation’s knowledge and except as stated below or as otherwise specified in this Circular, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year ended December 31, 2020, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

  MANAGEMENT CONTRACTS

  Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

  CORPORATE GOVERNANCE PRACTICES

  The Board is committed to developing, implementing and monitoring good corporate governance practices, and providing full and complete disclosure of its systems of corporate governance. The mandate of the Board is attached as Schedule “B” hereto. The following describes the Corporation’s approach to corporate governance.

  Board of Directors

  The Board is responsible for the supervision of management and for approving the overall direction in a manner which is in the best interests of the Corporation. As a practice, the Board approves significant corporate communications with shareholders. The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management of the Corporation. To ensure that the principal business risks that are borne by the Corporation are appropriately managed, the Board:

    receives periodic reports from management of its assessment and management of such risks;

    monitors financial and operating performance. This ongoing regular monitoring function often entails review and comment by the Board on various management reports; and

    monitors through the Audit Committee, internal accounting and control procedures and reviews detailed financial information contained in management reports and acts upon the recommendations of the
    Corporation’s auditor.

  A number of the Corporation’s current directors sit on boards of directors of other reporting issuers. For each such director, the following table lists the name of the reporting issuer on whose board of directors the director currently serves.

Name	Name of Issuer
Michael Bailey	Aveo Pharmaceuticals Inc.
Julia P. Gregory	Biohaven Pharmaceutical Holding Company Ltd. Freeline Therapeutics Holdings plc Nurix Therapeutics Inc.

  Of the current Board, Messrs. Sheldon (Chair), Hall, Kuvalanka, Warmuth, Ms. Gregory and Dr. Tilley are considered to be “independent directors” within the meaning of the National Instrument 52-110 - Audit Committees (“NI 52-110”). The only director who was not independent during the year ended December 31, 2020 is Frederic Ors. Mr. Ors is the Chief Executive Officer of the Corporation. The Board therefore has a majority of independent directors.

  Board Functioning

  The Board adopted a Corporate Governance Policy which, among other things, sets out those matters, in addition to those required by statute, which must be brought by the Chief Executive Officer or other senior management to the Board for approval. The Corporate Governance Policy ensures that all major strategic decisions, including any change in the strategic direction and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

  Independent directors hold an in-camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year, the independent Board members have held five such meetings.

  The attendance record of each director for the Board and committee meetings held from January 1, 2020 to December 31, 2020, is as follows:

Director	Board of Directors	Audit Committee	Compensation Committee	Governance Committee
Albert Scardino(1)	0/3	-	0/2	-
Michael Bailey(2) (3)	2/2	1/1	2/2	-
Julia P. Gregory(3)	11/11	3/3	4/4	-
James W. Hall	11/11	4/4	-	-
Wayne Pisano	11/11	4/4	-	3/3
Frederic Ors	11/11	-	-	-
Andrew Sheldon	11/11	4/4	3/4	3/3
Shermaine Tilley	10/11	-	4/4	3/3
Markus Warmuth	11/11	-	-	3/3
(1)	Mr. Scardino retired from the Board effective February 28, 2020.
(2)	Mr. Bailey joined the Board effective July 20, 2020.
(3)	Mr. Bailey replaced Ms. Gregory on the Audit Committee effective October 1, 2020.
(4)	Mr. Sheldon was a non-voting member of the Compensation and Corporate Governance Committee and the Audit Committee during the year ended December 31, 2020.

  Board Committees

  The Board currently has an Audit Committee, a Compensation Committee, a Governance Committee, a Finance Committee and a Clinical Committee. Each committee has a formal mandate outlining its responsibilities and its obligations to report its recommendations and decisions to the Board.

  The Compensation Committee is comprised of independent directors and has been charged by the Board with the responsibility of:

    reviewing and making recommendations to the Board regarding compensation policies and practices. The Compensation Committee shall: obtain appropriate information about compensation policies and payments by Canadian companies of a comparable size to the Corporation; establish objectives, evaluate performance, recommend compensation, and develop a process for succession planning; review and approve appointments, promotions, terminations of senior management; and recommend grants of stock options and deferred share units subject to the Board’s subsequent ratification;

    periodically assessing the performance, effectiveness, and compensation of the Board as a whole and its committees and is responsible for making recommendations to the Board on any proposed changes; and

    considering the implications of risks associated with the Corporation’s compensation policies and practice.

  The Governance Committee is comprised of independent directors and has been charged by the Board with the responsibility of:

    reviewing and making recommendations to the Board regarding the composition of the Board and its committees. The Governance Committee shall: develop a process for succession planning; review and approve appointments, promotions, terminations of senior management;

    proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. The Governance Committee evaluates qualifications for proposed new directors. This committee performs the role which might otherwise be served by a nominating committee;

    reviewing the compliance by the Corporation, its directors and senior management with regulatory provisions regarding corporate governance, make general recommendations to the Board regarding corporate governance and make recommendations to the Board regarding any contract or agreement with related entities. The Governance Committee reviews and evaluates the adequacy of the Corporation’s code of conduct and monitors the compliance with the code;

    establishing blackout periods regarding transaction on the securities of the Corporation by its directors, senior management and consultants; and

    evaluating and making recommendations to the Board regarding the Corporation’s communication policy and shareholders’ proposals.

  The Finance Committee is comprised of independent directors and has been charged by the board with the responsibility of:

    concurrently with the review of the business plan on an annual basis, reviewing the long term financial plan of the Corporation and making recommendations to the Board in respect thereof;

    upon the initiation of a financing process, reviewing and making recommendations to the Board in connection with any equity offering of the Corporation;

    in connection with partnering, licensing or other similar commercial business development activities, providing its input, at the initiation of a process, on the terms and conditions in connection with any term sheet prepared by the Corporation, or received from a potential commercial partner; and

    in connection with potential merger and acquisition activities, providing its input, at the initiation of a process, on the terms and conditions of any term sheet received by the Corporation from a third party or on any term sheet prepared by the Corporation.

  The Clinical Committee is comprised of independent directors and has been charged by the Board with the responsibility of:

    on an annual basis and prior to initiating a new clinical program or study, reviewing and making recommendations to the Board in respect of the clinical development strategy and plan for each clinical stage program;

    reviewing and making recommendations to the Board in respect to the progress of ongoing clinical studies and discussing any major deviations from the clinical development strategy and suggesting and recommending corrective actions, if needed; and

    assessing supporting mechanistic and translational studies and the implication of such data for ongoing or future clinical studies.

  Orientation and Continuing Education

  The Board does not have a formal orientation program for new directors, and does not have any formal continuing education for its members. The Board, however, acquires their education and expertise as a result of professional designations and ongoing obligations to remain current, experience and knowledge gained from serving on other boards of directors, the ability to tap into personal and professional contacts for advice, including from business leaders in various sectors, as well as specific industry players.

  Ethical Business Conduct

  The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees. All employees, officers and directors are provided with a copy of the Code and are required to sign an acknowledgement that they have read and agree to comply with the terms of the Code. A copy of the Code may be obtained on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Corporation. The Board satisfies itself regarding compliance with the Code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries within management.

  Compensation

  The Compensation Committee is responsible for determining appropriate compensation for executive officers and directors in light of the nature of activities and size of the Corporation, and making recommendations to the Board in that respect, as described above under the heading “Compensation Discussion and Analysis”.

  Assessments

  The Board, the Board’s committees and the directors will be subject to an annual assessment. Each Director is required to complete a self-evaluation and an evaluation of the performance of the Board, the Board’s committees and their respective chairpersons. These evaluations are then reviewed by the Governance Committee, which will present its recommendations to the Board. The evaluation of the Governance Committee and its Chairperson will be reviewed by the Chairperson of the Board who will present his recommendations to the Board.

  Director Term Limits and Other Mechanisms of Board Renewal

  The Board has not adopted term limits for directors or other mechanisms of board renewal as it believes that the imposition of director term limits or other mechanisms of board renewal on a board implicitly discounts the value of experience and continuity amongst the board members and runs the risk of excluding experienced and potentially valuable board members as a result of arbitrary determination. The Board believes that it can best strike a balance between continuity and fresh perspectives without mandated term limits or other mechanisms of board renewal.

  Diversity of the Board of Directors

  The Corporation is committed to diversity among its Board. On July 14, 2015, the Board adopted a policy regarding the diversity of the Board and senior management (the “Diversity Policy”) relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

  In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders.

  The Corporation considers diversity, including diversity of background, race, gender and other distinctions between individuals, to be an important attribute of a well-functioning Board which will assist the Corporation to achieve its long-term goals.

  While, due to the size of the Corporation, its activities, and its current number of employees, the Corporation has not yet set measurable objectives for achieving diversity with regards to women, aboriginal peoples, persons with disabilities and members of visible minorities (each, a “Designated Group”), the Governance Committee monitors the level of representation of women and other members of Designated Groups on the Board and in management positions and, where appropriate, recruits qualified candidates who are members of Designated Groups as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise. The Corporation will consider establishing measurable objectives as it develops.

  The Corporation acknowledges the important role that women and members of other Designated Groups with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance Committee is guided by the following principles in recommending candidates to the Board.

1.

  Ensuring that the Board is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

2.	Seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board can fulfil its role in all respects; and

3.

  To the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

  Ms. Shermaine Tilley and Ms. Julia P. Gregory represent 29% of the directors (2 out of 7). Exclusive of Mr. Frederic Ors who is not an independent director, women represent 33% of the independent directors (2 out of 6). At this time, no directors of the Corporation self-identify as members of any other Designated Group.

  Diversity in Corporate Talent

  The Corporation is committed to diversity among its Management team. The Corporation selects candidates based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

  In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders.

  The Corporation considers diversity to be an important attribute of a well-functioning company which will assist the Corporation to achieve its long-term goals.

  The Corporation acknowledges the important role that women and members of other Designated Groups with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

  The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, the Corporation:

    promotes diversity within its team, with particular emphasis on gender diversity;

    promotes the contribution of women to the success of the organization;

    assists in the development of women within the organization through training, inside sponsorship and outside mentoring; and

    provides work environment that accommodates family and work life balance, while maintaining a high achievement culture.

  25% of the Corporation’s Named Executive Officers (1 out of 4) are currently women, and 45% of officer and senior management roles are being held by women. At this time, no officers of the Corporation (0%) self-identify as members of any other Designated Group.

  RECEIPT OF SHAREHOLDER PROPOSALS FOR 2022 ANNUAL MEETING

  Under the Canada Business Corporations Act, a registered holder or non-registered owner of Shares that will be entitled to vote at the 2022 annual meeting of shareholders may submit to the Corporation, before February 10, 2022 a proposal in respect of any matter to be raised at such meeting.

  ADDITIONAL INFORMATION

  Additional information with respect to the Corporation may be found on SEDAR at www.sedar.com and on the

  Corporation’s website at www.imvaccine.com. Copies of the Corporation’s financial statements and management discussion and analysis (“MD&A”) are available on request from the Secretary of the Corporation or by consulting the SEDAR web site at www.sedar.com. Financial information of the Corporation is provided in its comparative financial statements and MD&A for the Corporation’s most recently completed period.

  APPROVAL OF THE CIRCULAR

  The content and transmission of this Circular have been approved by the Board.

  Dartmouth, Nova Scotia, May 11, 2021.

  By Order of the Board of Directors

  (s) Pierre Labbé
  Mr. Pierre Labbé
  Chief Financial Officer

  A-1

  SCHEDULE “A”
  SHAREHOLDERS’ RESOLUTION

  Adoption of Amendment to Stock Option Plan

  BE AND IT IS HEREBY RESOLVED THAT:

1.

  IMV Inc. (the “Corporation”) is hereby authorized to amend its stock option plan (the “Stock Option Plan”) to change the number of common shares of the Corporation (the “Shares”) available for issuance under the Stock Option Plan and any other previously established or proposed securities based compensation arrangement of the Corporation from a “fixed” number to 9% of the issued and outstanding Shares from time to time (a “rolling” plan)

2.

  the Corporation has the ability to continue granting options under the Stock Option Plan until June 18, 2024, which is the date that is three years from the date of the meeting of shareholder at which approval is being sought; and

3.

  any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

  SCHEDULE “B”

  MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

  The purpose of this Mandate is to clarify and to define the boundaries between the roles and responsibilities of management and the Board of Directors of the Corporation. The Board does not manage the Corporation; rather it delegates this function to management, and then supervises and evaluates management’s execution of the Board approved corporate strategic plan.

2.	INTERPRETATION

  An “Audit Committee Financial Expert” means a person who has the following attributes: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls over financial reporting; (e) an understanding of audit committee functions. A person shall have acquired such attributes through: (a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (d) other relevant experience.

  “Board of Directors” or “Board” means the Board of Directors of the Corporation.

  “Chairman” means the Chairman of the Board.

  “Corporation” means, collectively, IMV Inc. and any parent or subsidiary of IMV Inc., including, without limitation, ImmunoVaccine Technologies Inc.

  “Executive Officer” means the president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of a company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. Officers of a company’s subsidiaries shall be deemed officers of the Corporation if they perform such policy-making functions for the Corporation.

  “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

  “Financially Literate” means the ability to read and understand a set of fundamental financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation (including, without limitation, a balance sheet, income statement, and cash flow statement).

  “Independent Director” means a director who is not an Executive Officer or employee of the Corporation or any other individual who has a direct or indirect relationship with the Corporation, which would interfere with the exercise of an independent judgment regarding the best interests of the Corporation or in carrying out the responsibilities of a director. An individual is not an Independent Director if such individual:

a)	is, or has been within the last three years, an employee or Executive Officer of the Corporation;

b)	is a Family Member of an individual who is or has been, within the last three years, an Executive Officer of the Corporation;

c)

  is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer, a partner or an employee of a material service provider of the Corporation (including the external auditors);

d)

  is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer of another entity where at any time within the last three years any of the Executive Officer’s of the Corporation served on the entity’s Compensation Committee;

e)

  has a relationship with the Corporation under which he or she may directly or indirectly accept any consulting, advisory or other fees from the Corporation or a related entity, except for any compensation as a member of the Board or as a member of a committee of the Board;

f)

  received (or whose Family Member received) more than C$75,000 in compensation from the Corporation (excluding (A) fees as a director or Committee member, (B) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Corporation, or (C) benefits under a tax-qualified retirement plan or non-discretionary compensation) during any consecutive 12 month period within the last three years) during any consecutive 12 month period within the last three years;

g)

  is, or has a Family Member who is, a partner in, or a controlling shareholder or an Executive Officer of, any organization to which the Corporation made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Corporation’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

h)	is a natural person who controls the Corporation; or

i)	is an affiliate of the Corporation (or any subsidiary of the Corporation).

3.	PRINCIPAL DUTIES OF THE BOARD

3.1	GENERAL

  The Board must be fully informed of the Corporation’s affairs, be actively engaged in the development of the Corporation’s strategic direction and must supervise how that direction is conducted by management. In doing so, the Board is responsible to appoint a competent executive management team. The Board will oversee and monitor the management of the business of the Corporation.

  The Corporation will maximize its wealth and well-being through thoughtful, independent business decisions. Through an appropriate system of corporate governance and financial controls, the Board will ensure fair financial reporting to the public, as well as ethical and legal corporate conduct. To ensure that the decisions and actions of management serve the interests of the Corporation, the Board will carry out its mandate through the following committees of the Board: the Audit Committee, the Compensation Committee and the Governance Committee. The Board may also appoint other committees from time to time.

3.2	ASSESSMENT OF INTEGRITY OF MANAGEMENT

  The Board will satisfy itself as to the integrity of the Chief Executive Officer and senior management of the Corporation through its ongoing monitoring of their performance as well as through the Whistleblower Policy. The Board will satisfy itself that the Chief Executive Officer and senior management create a culture of integrity throughout the organization by overseeing and monitoring management to ensure a culture of integrity is maintained.

3.3	ADOPTION OF A STRATEGIC PLANNING PROCESS

  The Board will adopt a strategic planning process and review and approve annually a corporate strategic plan for any operating subsidiary of the Corporation which takes into account, among other things, industry and other trends, research and development and product development strategies, specific problem areas, action plans, and the opportunities and risks of the business. The Board will then also review operating and financial performance results relative to established strategy, budgets and objectives to monitor the progress of the Corporation against the goals addressed in the strategic plan.

3.4	IDENTIFICATION OF PRINCIPAL RISKS AND IMPLEMENTING MANAGING SYSTEMS

  The Board will identify and review with management the principal business risks to the Corporation and will ensure that appropriate procedures are implemented to monitor and mitigate those risks. The Board will also ensure that effective systems are in place to monitor the integrity of the Corporation’s internal controls and management information systems.

  The Board will confirm that management processes are in place to address and comply with applicable corporate, securities and other compliance matters, as well as with applicable laws and regulations. The Board will also confirm and monitor that processes are in place to comply with the Corporation’s articles and bylaws and the Corporation’s Whistleblower Policy.

3.5	SUCCESSION PLANNING (APPOINTMENT, TRAINING AND MONITORING MANAGEMENT)

  The Board delegates authority to the Chief Executive Officer for the overall management of the Corporation. This includes strategy and operations to ensure the Corporation’s long term success. To ensure the integrity of the Chief Executive Officer, the Board will:

a)

  approve the Compensation Committee’s position description for the Chief Executive Officer. This position description will delineate management’s responsibilities and the corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

b)

  assess the performance of the Chief Executive Officer against a set of mutually agreed corporate objectives through a process that includes a comparison of the Chief Executive Officer’s performance against the duties outlined in the Chief Executive Officer position description and review of the Chief Executive Officer’s performance by the Board and the Compensation Committee; and

c)	approve Chief Executive Officer compensation as determined by the Compensation Committee, through a process described in its mandate.

  In meeting its responsibility for ensuring succession planning, the Board will satisfy itself that management possesses the necessary level of integrity, skill and experience. In doing so, the Board will:

a)

  establish boundaries between Board and management responsibilities and establish limits of authority delegated to management. In doing so, the Board will decide how engaged it wants to be in influencing management’s decisions and the Corporation’s direction. The Chief Executive Officer and the directors will agree amongst themselves which level of Board engagement best fits the Corporation;

b)	appoint corporate officers and approve their compensation, based on level and amount of responsibility, as recommended by the Compensation Committee;

c)	monitor the performance of the Chief Executive Officer against corporate objectives directed at maximizing the financial value of the Corporation; and

d)	establish a process to adequately provide for Chief Executive Officer succession.

3.6	COMMUNICATIONS POLICY

  The Board will confirm that management has established a system for corporate communications to shareholders and the public, including processes for consistent, transparent and timely public disclosure. In doing so, the Board, through its Governance Committee, will:

a)	adopt a communications and disclosure policy relating to, among other matters, the confidentiality of the Corporation’s business information and conflicts of interest;

b)	ensure the Corporation maintains the communications systems to effectively communicate with its stakeholders; and

c)

  assure themselves that information and reporting systems exist in the Corporation that are reasonably designed to provide timely accurate information sufficient to allow themselves and management to reach informed decisions.

3.7	APPROACH TO CORPORATE GOVERNANCE AND GOVERNANCE GUIDELINES

  Transparency, accountability and integrity are not just key elements of good governance, but are fundamental values to the Corporation. To ensure that the Corporation continues to uphold a high standard in governance practices, the Board will:

a)	appoint a Governance Committee composed of directors who meet the criteria for independence contained in applicable laws and stock exchange rules and regulations;

b)

  clearly articulate what is expected from a director or officer, as applicable, by developing a position description for directors, the Chairman, the Chief Executive Officer and the chair of each Board committee; and

c)	review and assess the adequacy of the Audit Committee, and the Compensation Committee and the Governance Committee mandates, as well as this Mandate, on an annual basis.

4.	BOARD ORGANIZATION

4.1	AVAILABILITY

  The Corporation will only recruit individuals who have sufficient time and energy to devote to the task of being a director.

4.2	QUALIFICATIONS

  The Board will determine Board member qualifications. In doing so, the Board will first determine the competencies and skills the Board as a whole is expected to possess. The Board will then determine what competencies and skills existing directors have, to ensure the capabilities and qualities of each director contribute to the Board’s role in the Corporation.

4.3	COMPOSITION

  The Board will consist of directors who represent cosmopolitan personal experiences and backgrounds, particularly amongst the Independent Directors. At a minimum, each director shall have demonstrated the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to the Corporation’s business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, be Financially Literate and/or an Audit Committee Financial Expert.

4.4	SIZE

  The Corporation’s articles permit a maximum of 15 directors. To facilitate effective decision-making, the Board believes that the appropriate size of the Board is currently in the range of 6 to 8 directors.

4.5	INDEPENDENT DIRECTORS

  The Board will affirmatively determine that the Board is composed of a majority of Independent Directors.

4.6	NOMINATION OF DIRECTORS

  Although directors may be nominated to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times. To ensure this, the Board will:

a)	appoint a Governance Committee composed of Independent Directors; and

b)	confirm a formal process for selecting directors by the Governance Committee.

4.7	EXECUTIVE SESSIONS

  To encourage and enhance communication among Independent Directors, the Board will hold regularly scheduled meetings at least twice per year at which only Independent Directors are present.

5.	BOARD INDEPENDENCE

  To promote the effective functioning of the Board and its committees, the Board will:

a)

  establish committees composed of independent directors (as then defined under applicable securities laws and stock exchange rules for each such committee) and approve their respective mandates and the limits of authority delegated to each committee; and

b)

  ensure that, at the Corporation’s expense, the Board and its committees may retain outside legal and other experts where reasonably required or required by applicable securities laws or stock exchange policies to assist and advise the Board and committees in carrying out their duties and responsibilities.

6.	CHAIRMAN

a)	The Chairman shall be an Independent Director;

b)

  The Chairman shall oversee that the Board of Directors discharges its responsibilities, ensure that it evaluates the performance of the Executive Officers of the Corporation objectively and that the Board understands the boundaries between the Board’s responsibilities and those of the Executive Officers;

c)

  The Chairman should be able to stand sufficiently back from the day-to-day running of the business of the Corporation to ensure that the Board of Directors is in full control of the affairs of the Corporation and alert to its obligations to the Corporation’s shareholders; and

d)	The Chairman, in collaboration with senior management, shall prepare the agenda for Board meetings.

7.	EVALUATION

  The Board will establish appropriate processes for the regular evaluation of the effectiveness and performance of the Board, this Mandate, Board committees, the mandates of each Board committee, individual directors and the position descriptions applicable to each individual director.

8.	BOARD COMPENSATION

  The Board will review the adequacy and form of directors compensation to ensure it realistically reflects the responsibilities and risks involved in being a director. Therefore, the Board will:

a)	appoint a Governance Committee composed entirely of Independent Directors; and

b)	approve the Governance Committee’s process and determination of directors compensation. This process is outlined in the mandate of the Governance Committee.

9.	ETHICAL BUSINESS CONDUCT

  To encourage and promote a culture of ethical business conduct in the Corporation, the Board has adopted a Whistleblower Policy for directors, officers and employees, and monitors compliance with that policy.

10.	BOARD’S EXPECTATION OF MANAGEMENT

  The Board expects management to act in the best interests of the Corporation. To this end, management will uphold the highest standards of ethical behavior and will create a culture of integrity throughout the Corporation. Management is expected to strive to enhance the financial value and the long-term sustainability of the Corporation.

  Adopted by the Board on April 6, 2010 and amended on March 10, 2016, May 23, 2018 and November 1, 2018

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